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Jeffrey P. Riedler, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ligand Pharmaceuticals Incorporated
Amendment No. 1 to Registration Statement on Form S-4 Filed October 20, 2008 SEC File No. 333-154454

Dear Mr. Riedler:

We are in receipt of the Staff’s letter dated November 3, 2008 with respect to the above-referenced Registration Statement.  We are responding to the Staff’s comments on behalf of Ligand Pharmaceuticals Incorporated (“Ligand” or the “Company”) as set forth below.  Simultaneously with the filing of this letter, Ligand is submitting (by EDGAR) Amendment No. 1 to its Registration Statement on Form S-4 (the “Amendment”), responding to the Staff’s comment.  Courtesy copies of this letter and the Amendment (specifically marked to show changes thereto) are being submitted to the Staff by hand delivery.

For ease of reference, we have set forth the Staff’s comment and Ligand’s response to such comment below.

Incorporation by Reference, page 131

1.                                      Please revise this section to incorporate by reference the Form 8-K filed by Pharmacopeia, Inc. on February 28, 2008 and the Form 10-K/A filed by Pharmacopeia, Inc. on March 14, 2008.  In addition, as Pharmacopeia, Inc. does not meet the eligibility requirement of General Instruction I.B.1 of Form S-3, pursuant to Schedule 14A, Item 13

(b) (2), please confirm that copies of the information incorporated by reference related to Pharmacopeia, Inc. will be delivered to security holders with the proxy statement.

Ligand’s Response: Ligand has revised the Amendment in accordance with the Staff’s comment to incorporate by reference the Form 8-K filed by Pharmacopeia, Inc. (“Pharmacopeia”) on February 28, 2008 and the Form 10-K/A filed by Pharmacopeia on March 14, 2008.  Please refer to the revisions on page 131 of the Amendment.  Further, since Pharmacopeia has established to the satisfaction of the Staff that it met the eligibility requirement of General Instruction I.B.1 of Form S-3 at the time of the filing of the Registration Statement, copies of the information incorporated by reference relating to Pharmacopeia will not be delivered to security holders of Pharmacopeia with the proxy statement.

*     *     *

Any comments or questions regarding the foregoing should be directed to Scott N. Wolfe at (858) 523-5405 or the undersigned at (858) 523-5438.  Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Ali Fawaz
of LATHAM & WATKINS LLP

Enclosures

cc:	John L. Higgins, Ligand Pharmaceuticals Incorporated
Charles S. Berkman, Esq., Ligand Pharmaceuticals Incorporated
James J. Marino, Esq., Dechert LLP
Scott N. Wolfe, Esq., Latham & Watkins LLP